Exhibit 99.1

UNGAVA MINES INC.	November 10, 2008
For Immediate Release	Issued and Outstanding: 94,329,643 Common Shares

Ungava Mines Inc. Appoints New President

Toronto, Canada (November 10, 2008) Ungava Mines Inc. (OTCBB: UGVMF) (the “Corporation”) announces that Mr. Paul Vorvis, LLB, MBA has been appointed the President of Ungava Mines Inc.

For further information, contact:

Paul Vorvis
President
Ungava Mines Inc.
Telephone No: (647) 345-6394

Caution Concerning Forward-Looking Statements
The information in this news release includes certain information and statements about management's view of future events, expectations, plans and prospects that constitute forward looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Because of these risks and uncertainties and as a result of a variety of factors, the actual results, expectations, achievements or performance may differ materially from those anticipated and indicated by these forward looking statements. Although Ungava Mines Inc. believes that the expectations reflected in forward looking statements are reasonable, it can give no assurances that the expectations of any forward looking statements will prove to be correct. Except as may be required by applicable securities laws, Ungava Mines Inc. disclaims any intention and assumes no obligation to update or revise any forward looking statements to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward looking statements or otherwise.